UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2021

Commission file number: 001-38350

Lithium Americas Corp.

(Translation of Registrant’s name into English)

900 West Hastings Street, Suite 300,
Vancouver, British Columbia,
Canada V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [ ]          Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas Corp.
(Registrant)

By:	“Jonathan Evans”
Name:	Jonathan Evans
Title:	Chief Executive Officer

Dated: May 6, 2021

EXHIBIT INDEX

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2021

99.2	Management’s Discussion and Analysis for the three months ended March 31, 2021

99.3	CEO Certification

99.4	CFO Certification

99.5	News Release dated May 6, 2021